EXHIBIT (a)(1)(vii)

Form of Reminder E-mail – Dates may change if expiration of Offer is extended

The bebe stores, inc. Offer to Exchange Certain Outstanding Options to Purchase Common Stock For Replacement Options (referred to as the “Offer” or “Offer to Exchange”) is still open. Please note that the Offer to Exchange your eligible options will expire at 9:00 p.m., Pacific Time, on September 29, 2009 unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election Forms and other documents relating to the Offer (including instructions) are available on the Offer website at https://bebe.equitybenefits.com.  If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received by Option Exchange Program via facsimile at (408) 904-7079 by 9:00 p.m., Pacific Time, on September 29, 2009.

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to submit electronically, only documents that are complete, signed and actually received by Option Exchange Program by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the Option Exchange Helpline at (408) 754-4630 or the Option Exchange Helpdesk at bebe@sos-team.com.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the e-mail or letter, dated September 1, 2009; (3) the Election Form; (4) the Instructions Forming Part of the Terms and Conditions of the Offer; (5) this Agreement to Terms of Election; (6) the 1997 Stock Plan, as amended and restated, and (7) the Form of Option Agreement. You may access these documents on the Offer website at https://bebe.equitybenefits.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.